As filed with the Securities and Exchange Commission on August 13, 2007
Registration No. 333-75767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM S-8

Registration Statement
Under
The Securities Act of 1933

Illinois Tool Works Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-1258310**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3600 WEST LAKE AVENUE
GLENVIEW, ILLINOIS 60026-1215
(Address of Principal Executive Offices, including Zip Code)

ILLINOIS TOOL WORKS INC. NON-OFFICER DIRECTORS' FEE CONVERSION PLAN
(Full title of the plan)

James H. Wooten, Jr.
Senior Vice President, General Counsel & Corporate Secretary
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026-1215
(Name and address of agent for service)

(847) 724-7500
(Telephone number, including area code, of agent for service)

With a copy to:

Dewey Crawford
Foley & Lardner LLP
321 N. Clark St. Suite 2800
Chicago, Illinois 60610
(312) 832-4500

EXPLANATORY NOTE

Illinois Tool Works Inc. (the "Registrant") filed a Registration Statement on Form S-8 on April 6, 1999 (File No. 333-75767) which registered 50,000 shares of common stock, par value $.01 per share ("Common Stock"), of the Registrant reserved for issuance pursuant to the Illinois Tool Works Inc. Non-Officer Directors' Fee Conversion Plan (the "Fee Conversion Plan").

On February 10, 2006, the Registrant's Board of Directors approved, subject to stockholder approval, the incorporation by merger of the non-deferral provisions of the Fee Conversion Plan into the Illinois Tool Works Inc. 2006 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan was approved by the Registrant's stockholders at its Annual Meeting of Stockholders on May 5, 2006.

On May 4, 2007, the Registrant's Board of Directors authorized the filing of this Post-Effective Amendment No. 2 to the Registration Statement to deregister an aggregate of 38,544 shares of Common Stock previously reserved for issuance under the Fee Conversion Plan. All of the 38,544 shares deregistered by this Post-Effective Amendment No. 2 are concurrently being registered on a registration statement on Form S-8 for the Stock Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Post-Effective Amendment No. 2 to Form S-8 Registration Statement and has duly caused this Post-Effective Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Glenview, State of Illinois, on August 10, 2007.

ILLINOIS TOOL WORKS INC.

By: /s/ James H. Wooten, Jr.
James H. Wooten, Jr.,
Senior Vice President, General Counsel &
Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 has been signed by the following persons in the capacities indicated on August 10, 2007.

SIGNATURE	TITLE
/s/ David B. Speer * David B. Speer	Chairman & Chief Executive Officer & Director (Principal Executive Officer)
/s/ Ronald D. Kropp * Ronald D. Kropp	Senior Vice President & Chief Financial Officer (Principal Financial & Accounting Officer)
/s/ William F. Aldinger * William F. Aldinger	Director
/s/ Michael J. Birck * Michael J. Birck	Director
/s/ Marvin D. Brailsford * Marvin D. Brailsford	Director
/s/ Susan Crown * Susan Crown	Director
/s/ Don H. Davis, Jr. * Don H. Davis, Jr.	Director
/s/ Robert C. McCormack * Robert C. McCormack	Director
/s/ Robert S. Morrison * Robert S. Morrison	Director
/s/ James A. Skinner * James A. Skinner	Director
/s/ Harold B. Smith * Harold B. Smith	Director
*By: /s/ James H. Wooten, Jr. James H. Wooten, Jr.	Senior Vice President, General Counsel & Corporate Secretary

* Attorney-in-Fact, pursuant to Power of Attorney dated May 4, 2007.